

July 11, 2011

Anthony J. Cataldo
Chief Executive Officer
Oxis International, Inc.
468 N. Camden Drive
Beverly Hills, California 90210

> **Re:**   **Oxis International, Inc.**
> **Schedule 14A**
> **Filed July 1, 2011**
> **File No. 000-08092**

Dear Mr. Cataldo:

We have limited our review of the above proxy statement to the issue identified below.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

1. We note that your Board has unanimously adopted a resolution approving, declaring, advising and recommending to the stockholders for their approval an amendment to your certificate of incorporation to effect a reverse stock split of your issued and outstanding common stock at any time prior to the next annual meeting of stockholders, at any whole number ratio of between 1-for-5 and 1-for-20, in the discretion of your Board. We also note your disclosure that the amendment to effect the reverse stock split will not change the number of authorized shares of your common stock. Please disclose your current plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the approval of the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director